Exhibit 12.1

Forestar Group Inc.

Computation of Ratio of Earnings to Fixed Charges

$ in thousands

	Nine Months Ended 30-Sep-11	Year Ended December 31,
		2010	2009	2008	2007	2006
Fixed Charges:
Interest Expense	12,933	16,446	20,459	21,283	9,229	6,229
Capitalized Interest	399	75	1,021	3,628	3,351	543

Total Fixed Charges	13,332	16,521	21,480	24,911	12,580	6,772

Income Before Taxes	46,103	7,595	94,740	17,209	38,704	81,814
Plus:
Total Fixed Charges	13,332	16,521	21,480	24,911	12,580	6,772
Distribution of earnings of unconsolidated ventures	5,307	1,609	259	1,053	2,863	1,519
Minus:
Equity in (earnings) loss of unconsolidated ventures	(1,632)	(4,701)	7,771	(4,642)	(3,732)	(19,371)
Capitalized Interest	(399)	(75)	(1,021)	(3,628)	(3,351)	(543)

Earnings	62,711	20,949	123,229	34,903	47,064	70,191

Ratio of earnings to fixed charges	4.7	1.3	5.7	1.4	3.7	10.4